T. Rowe Price Balanced Fund, Inc.

1) There was a slight revision to the fund’s limit on investments in non-U.S. dollar-denominated foreign securities.  The limit remains at 35% but the fund’s reserve position is no longer excluded from the total assets calculation.  The operating policy has been revised as follows:

The fund may invest up to 35% of its total assets in foreign securities, provided that the bond portion of the fund may be invested without limitation in U.S. dollar-denominated bonds issued by foreign companies.

2) The funds were already permitted to use currency derivatives; however, there was no explicit limit on the use of such instruments.  The following operating policy has been added:

The fund will not commit more than 10% of total assets to any combination of currency derivatives.